Exhibit 99.3

December 23, 2019

NASDAQ MarketWatch
The Nasdaq Stock Market
via email:	nasdaqmarketwatch@nasdaq.com

Dear ladies and gentlemen,

Re: Paringa Resources Limited (NASDAQ:PNRL) ("Paringa") - Request for Trading Halt

Pursuant to Rule 4120(a)(4), we request that Nasdaq halt trading in Paringa's American Depositary Shares (NASDAQ:PNRL) on Monday, December 23, 2019, Tuesday, December 24, 2019, and Thursday, December 25, 2019 because trading of the underlying security has been halted on the Australian Securities Exchange (the "ASX") for regulatory reasons on these days.

The ASX has halted trading in Paringa's ordinary shares (ASX:PNL) for this period and will resume trading on Friday, December 27, 2019 (Australian time). Attached for your reference is the Market Announcement from the ASX confirming the trading halt.

We request that the Nasdaq trading halt last until opening of trading on Friday, December 27, 2019 (US time) in order to correspond with the timing of the trade halt by ASX.

If you have any questions, please feel free to contact me on gswan@apollogroup.com.au or +61 8 9322 6322 or our counsel, Andrew Reilly of Baker McKenzie on andrew.reilly@bakermckenzie.com or +61 403 292 589.

Very truly yours

Greg Swan
Company Secretary

Enc.	(ASX Market Announcement)

cc:	Andrew Reilly
(Baker McKenzie)

Level 9, BGC Centre,  28 The Esplanade, Perth WA 6000 | Phone: +61 8 9322 6322 | Fax: +61 8 9322 6558
Email: info@paringaresources.com | www.paringaresources.com |  ABN: 44 155 933 010